Interactive Multi-Media Auction Corporation
2/F Eton Tower, 8 Hysan Avenue,
Causeway Bay, Hong Kong
SAR, China

October 9, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Mara L. Ransom
Assistant Director

Dear Sirs, Mesdames:

Re: Interactive Multi-Media Auction Corporation ("the Company") Amendment No. 5 to Registration Statement on Form S-1 Filed September 27, 2013 File No. 333-185909

We write in response to your letter dated October 7, 2013 regarding Amendment No. 5 the Company's Registration Statement on Form S-1.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Certain Relationships and Related Transactions, page 65

1. We note the related party transaction disclosure on page 51 in Note 3. Related Party Transactions. Please include this disclosure in the Certain Relationships and Related Transactions section of the prospectus, or tell us why you are not required to do so. Refer to Item 404 of Regulation S-K.

Response:  We have updated the registration statement to include the requested disclosure.

We trust the foregoing is in order.  Please do not hesitate to contact the undersigned if you require additional information.

Yours truly,

INTERACTIVE MULTI-MEDIA AUCTION CORPORATION

Per:	/s/ Amber McCandless
Amber McCandless, President